[Letterhead of Shearman & Sterling LLP]

February 22, 2011

Mr. Lyn Shenk, Ms. Theresa Messinese and Mr. Doug Jones
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549
U.S.A.

Mr. Pradip Bhaumik
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
U.S.A.

Re: Toyota Motor Corporation
Form 20-F for the fiscal year ended March 31, 2010 filed June 25, 2010
File No. 001-14948

Dear Mr. Shenk, Ms. Messinese, Mr. Jones and Mr. Bhaumik:

We are contacting you on behalf of our client, Toyota Motor Corporation, regarding your comment letter dated January 21, 2011.  As discussed, we respectfully request that an extension to submit the company’s response to comment 1 to the staff be granted through March 7, 2011, and to submit the company’s responses to comments 2 and 3 to the staff be granted through March 11, 2011.

Best regards,

/s/ Masahisa Ikeda

Masahisa Ikeda
Shearman & Sterling LLP, Tokyo Japan

cc:	Kenichiro Makino (Toyota Motor Corporation) Susumu Yamaguchi (Toyota Motor Corporation)